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                                                      Filer: Styleclick.com Inc.
                                                Subject Company: Styleclick Inc.
                                      Registration Statement File No.: 333-33194

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information included in the Registration Statement on Form S-4 filed by Styleclick Inc. with the Securities and Exchange Commission (Registration No. 333-33194) because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus on the SEC's website (www.sec.gov) or upon request from Styleclick.com's office of investor relations by directing such request to: Styleclick.com Inc., 3861 Sepulveda Boulevard, Culver City, California 90230, Attention: Investor Relations Department, tel: 310/751-2100. In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Styleclick shareholders in connection with the proposed merger, and a description of their ownership interests in Styleclick.com Inc., is available in an SEC filing under Schedule 14A made by USA Networks, Inc. on January 25, 2000 and available on the SEC's website(www.sec.gov).

                                      * * *

         Styleclick, Inc. Form S-4 Registration Statement Now Effective

        Styleclick.com and USA Networks' Internet Shopping Network Merger
                              Vote Set for July 26

LOS ANGELES, June 26 /PRNewswire/ -- Styleclick.com Inc. (Nasdaq: IBUY - news), a leading Internet distributor of consumer merchandise across multiple points-of-purchase on behalf of brands and retailers, announced today that the Form S-4 Registration Statement for Styleclick, Inc. is now effective. In accordance, a special stockholder meeting to vote on a proposal to approve the merger of Styleclick.com and USA Networks, Inc.'s Internet Shopping Network is scheduled for Weds., July 26, 2000. The special meeting will be held at 2:00 PM (Pacific) at The Olympic Collection Banquet and Conference Center located at 11301 Olympic Blvd., 2nd Fl. in Los Angeles, CA.

Stockholders of record as of the close of business on June 13, 2000 will be entitled to vote at the meeting. On Fri., June 23, 2000, Styleclick.com stockholders were sent a copy of the proxy statement and prospectus as filed on that same day with the Securities and Exchange Commission.

In addition, it was announced today that Ticketmaster President and COO, Larry Jacobson, has been appointed to Styleclick, Inc.'s Board of Directors, joining the new company's 11-member Board.

On January 25, 2000, Styleclick.com and USA Networks, Inc. announced the signing of an agreement to form a new company by merging USAi's Internet Shopping Network and Styleclick.com. The new company will be named Styleclick, Inc.

This release is being made for informational purposes only and is not intended to be a solicitation of proxies for the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus relating to the merger filed with the Securities and Exchange Commission on June 23, 2000, because it contains important information. Complimentary copies of the proxy statement/prospectus can be obtained at the SEC Web site at www.sec.gov or by contacting Styleclick.com. Information concerning the participants in the solicitation may be obtained from the proxy statement/prospectus relating to the merger.

About Styleclick.com Inc.

Styleclick.com is a leading provider of comprehensive Internet-based merchandising, sales and services including Web site design, development, content management, real-time online merchandising, product distribution and customer acquisition. Utilizing relationships with heavily trafficked online shopping destinations such as America Online, Excite, iVillage, Women.com and more, Styleclick.com facilitates unparalleled online product placement and consumer reach for its brand and manufacturer clients. Via its proprietary product distribution network, Styleclick.com positions its clients' merchandise directly where consumers congregate and shop online. Styleclick.com owns and operates a network of co-branded electronic commerce sites including: fashiontrip.com; TagRag.com; Pingcollectionstore.com; Freestyleusa.com; Cindystore.com; Forjoseph.com and more.

About USA Networks, Inc.

USA Networks, Inc. (Nasdaq: USAI - news) is a diversified media and electronic commerce company with assets that include the following: USA Cable, comprised of USA Network and SCI FI Channel; Studios USA; USA Films; USA Broadcasting; Home Shopping Network; Ticketmaster; USA Electronic Commerce and Services, which includes Precision Response Corporation, and USA Networks Interactive, which includes the Hotel Reservations Network (Nasdaq: ROOM - news), a majority-owned subsidiary of USAi, SCIFI.COM, USAnetwork.com, studiosusa.com and the Internet Shopping Network, whose primary services are FirstAuction.com and FirstJewelry.com. The company also owns a majority interest in Ticketmaster Online-CitySearch, Inc. (Nasdaq: TMCS - news), the leading local network, enabling people to get the most out of their city.

This press release contains forward-looking statements about Styleclick.com Inc. and Styleclick, Inc. Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those planned or projected.

Media inquiries please contact Bonnie Poindexter 310/751-2142, and investor inquiries please contact Gail Laguna 310/751-2100.

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